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# Oconee Financial Corporation

## 2009
## Annual Report

## Table of Contents



## Corporate Profile

Oconee Financial Corporation ("Oconee"), a registered bank holding company, was incorporated under the laws of Georgia in 1998 and commenced operations by acquiring 100% of the outstanding shares of Oconee State Bank (the "Bank") effective January 1, 1999. Oconee is the Bank's successor issuer after the aforementioned acquisition. All of Oconee's activities are currently conducted by the Bank, its wholly-owned subsidiary, which was incorporated under the laws of Georgia in 1959 and opened its doors for business in Watkinsville, Georgia on February 1, 1960. The Bank's executive offices are located at 35 North Main Street, Watkinsville, Georgia 30677. At December 31, 2009, Oconee's total assets were $285,299,000 with shareholders' equity of $24,685,613.

At December 31, 2009, Oconee had 714 shareholders of record holding 899,815 shares of Oconee's issued and outstanding common stock, $2.00 par value. At the present time, there is no established public trading market for Oconee's common stock. Management is aware of 4 trades of stock in 2009, aggregating 835 shares in blocks ranging from 50 shares to 500 shares at prices of $60.00 per share. Management is aware of 32 trades of stock in 2008, aggregating 3,532 shares in blocks ranging from 2 shares to 585 shares at prices ranging from $60.00 to $90.00 per share.

Oconee did not declare a cash dividend to its shareholders in 2009 or 2008. The amount and frequency of dividends is determined by Oconee's Board of Directors in light of earnings, capital requirements, the financial condition of the Bank, and any regulatory restrictions placed upon the Bank that would prohibit payment of dividends.

The Bank is a community oriented full-service commercial bank, located in Oconee and Athens-Clarke County, Georgia, with five full-service banking offices. In addition to the main office in Watkinsville, the Bank has a branch in Bogart, located on U.S. Highway 78 at Mars Hill Road, a branch located on Experiment Station Road, which serves the Butler's Crossing community, a branch in the Fortson, Bentley and Griffin Building on Daniell's Bridge Road, and an in-store branch in the East Athens Walmart Supercenter located on Lexington Road in Athens. In addition to these branch locations, the Bank also has six automated teller machines located at various locations within Oconee and Athens-Clarke County. The Bank is committed to providing a full range of financial products and services for consumers and businesses in Oconee and surrounding counties.



Dear Fellow Shareholders:

For much of the past two years, we have been navigating our way through the longest and most severe recession since the 1930's. The year 2009 found what some economists may call the bottom of the economic downturn. Even though there are signs that the overall economy appears to be stabilizing, our local economy has not improved to the point that anyone can claim that the recession is over. Unemployment levels continue to be high and housing prices remain depressed. The effects of the downturn have resulted in budget woes for the State of Georgia, which further impact local governments, school districts, and the University of Georgia. These events affect our community and cause us to be cautious in forecasting significant improvement for 2010, but we do think the economy will gain strength in the coming year.

For Oconee State Bank, there was very little in the way of loan demand from our customers in 2009. As the result of economic uncertainty, both businesses and individuals have been somewhat hesitant to go into debt as in some cases they are not assured of continued employment. In 2009, we continued to make every effort to work with our customers who have been impacted by the recession in hopes that they can eventually get back on their feet in the coming years. Most of our loan customers' issues were addressed in the latter half of 2008, wherein we dealt with declining real estate values resulting in substantial provisions to our loan loss reserves. The proactive actions taken by the Bank in 2008 resulted in improved performance in 2009 and will continue to benefit us going forward as we emerge from the current economic crisis.

2009 was another difficult year for our Company, and we will again show a net loss for the year, but our performance was much improved over 2008. Since my letter to you on February 5, 2010, we received an updated real estate appraisal on a nonperforming loan in the process of foreclosure proceedings. Although the appraisal was requested in the latter part of 2009, it was not received until mid-February 2010. As a result of declining real estate values affecting this loan, the Bank took a write-down on its books and made an additional provision to its loan loss reserve. With the knowledge of this new information, we are required under generally accepted accounting principles to back date these accounting adjustments into 2009 since our audited financial statements had not yet been issued by our independent accounting firm. As the result of this and other timing adjustments, our net loss increased from $568,731 (unaudited), as I reported in my February letter, to a loss of $1,199,709 (audited) as reflected in this Annual Report. I am pleased to report that 2009's net loss narrowed substantially with an improvement of over $2.2 million, or 65%, from the Company's loss of $3,426,359 in 2008.

There were three significant areas which impacted last year's performance. First, interest income declined by $2,962,855, compared to 2008, as the result of continued weak loan demand. This was offset by a decrease of $2,221,282 in interest expense due to the lower interest rate environment. The net result was a decline in net interest income of $741,573. Secondly, the Bank provided a total of $2,140,000 from operating income to our loan loss reserves. Our provision expense for 2009 continued to be higher than under normal operating conditions, but decreased by $5,323,000 or 71% lower than 2008. Third, other operating expenses were up by $974,484, primarily due to an increase of $733,183 in FDIC insurance premiums assessment expense and an increase in expenses on other real estate of $554,601 as compared to 2008 levels. As you can see, these areas alone accounted for over $4.1 million reduction in pre-tax income for last year.

We knew going into 2009 that loan demand would continue to be weak impacting our ability to grow revenue and that expenses related to working through troubled loans would continue to be elevated. We also knew that for us to have any impact on improving our earnings performance that it would come by way of improving asset quality, expense reduction, and balance sheet management strategies. In light of this, we expanded our cost-cutting initiatives which began in 2008. We undertook a complete review of all expenses in 2009. As a result of these efforts, salaries and employee benefits expense was reduced by $389,155 in 2009 as the result of a hiring freeze allowing the Bank to downsize staff through attrition by 11 employees, reduction of certain employee benefits, and implementation of a voluntary work reduction program. In addition, as a continuation from 2008, no officers received performance-driven bonuses or incentive compensation in 2009. Occupancy expense was reduced by $82,303 during the past year as the result of cutting back on or delaying fixed asset purchases and closing the Athens Branch. Other operating expenses were reduced in a number of areas, offsetting increases mentioned previously, including a one-third reduction in directors' fees and cuts in marketing and other operating expenses.

As I reported to you in my letter dated September 17, 2009, the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation and the Georgia Department of Banking and Finance on August 18, 2009. I am pleased to report that the Bank is in full compliance with all the directives of the Order. Compliance with the Consent Agreement is monitored by a committee made up of members of the Board of Directors of the Company. The primary focus of management's plan going forward will be to reduce levels of adversely classified and nonperforming assets, maintain and improve the Bank's capital ratios, and maintain compliance with the other provisions of the Order.

The Bank made good progress during 2009 to improve asset quality as measured by reductions in the level of nonperforming assets and loan charge-offs. In addition to reducing the provision expense for potential loan losses from $7,463,000 in 2008 to $2,140,000 in 2009, we were able to reduce the level of nonperforming assets by $5.9 million from $30,577,603 at year-end 2008 to $24,671,111 at December 31, 2009. In addition, loan charge-offs were $2,943,798 for 2009, which were $3.7 million, or 55.6%, less than the $6,625,721 charged off in 2008. The Bank's allowance for loan losses ended 2009 at $3,497,292. For those of you who follow the Texas ratio, as published quarterly in the Atlanta Journal & Constitution and other publications, which lists banks whose nonperforming assets exceed 100% of their Tier 1 Capital and Reserves, our Texas ratio as of December 31, 2009 was 89.1%. Although there is more work to be done to continue to reduce our levels of nonperforming and adversely classified assets, we are very pleased with the progress made in 2009.

The Company ended 2009 with total shareholders' equity of $24,685,613 compared to $25,797,188 at the end of 2008. Under the provisions of our Consent Agreement, we are required to maintain capital ratios of 8.0% for Tier 1 Capital to total assets and 10% for Total Risk-Based Capital. Our capital ratios improved in 2009 with Tier 1 Capital to average total assets ending the year at 8.3%, compared to 8.1% at year-end 2008. Tier 1 Capital to Risk-Weighted Assets ended 2009 at 12.2%, compared to 11.7% in 2008. Total Capital to Risk-Weighted Assets stood at 13.5% at December 31, 2009, compared to 13.0% at 12/31/2008. I encourage you to review the capital ratios table at the end of Note 13 to the consolidated financial statements for more details regarding the Bank's capital ratios compared to regulatory guidelines.

With all the change and challenges we've faced in the past two years, we remain committed to our vision to provide long-term stability and value to our stakeholders. The areas of strength within our company remain at the core of what we do every day and how we respond during periods of adversity. We are fortunate to have a strong capital base and are committed to maintaining and growing our capital. The Company continues to have excess liquidity comprised primarily of local core deposits, and we are fortunate to have an experienced management team and dedicated staff, as well as a supportive and involved Board of Directors, all working together for the benefit of our shareholders, our customers, and our community.

An essential element of our core values is based on giving back to the communities that have supported us for the past 50 years. We have always placed importance on investing in our community not only because it is where we live and work, but because it is who we are. For many years, Oconee State Bank has provided financial education within the schools from teaching students about the importance of saving money to managing a budget to instruction in career opportunities. From building a Habitat for Humanity house to providing dinner at the homeless shelter to supporting numerous local charitable and worthwhile causes, you can count on Oconee State Bank and its employees to lend a hand. This past year our employees volunteered over 603 hours within our community. Even in tough times you can count on us to provide financial solutions for our customers and to support our community.

The year 2010 has started out with a year long recognition of Oconee State Bank's 50th Anniversary. On February 1, 2010, we held a special day of celebration at our Main Office in Watkinsville. Old photographs and memorabilia were displayed for all to enjoy. At this event, some of our original stockholders shared stories about our humble beginnings. In addition, a number of our employees have put together a pictorial timeline of the past 15 years, which will be on display at the annual shareholders' meeting on May 3, 2010 at the H. Mell Wells Operations Center. There will also be other events throughout the remainder of this year as we recognize this significant milestone in the life of our Bank.

In looking forward, I cannot think of a better golden anniversary gift than a return to profitability in 2010 and that will be our focus for the coming year. Faced with a weak and uncertain economy which will continue to impact the demand for loans, we will strive to continue to control expenses and reduce our level of nonperforming and adversely classified assets. We will continue to be less aggressive in growing the Bank to protect our capital ratios, and we will continue to manage through the near-term challenges to strengthen and stabilize the Bank going forward. Having gone through these difficult times, I still maintain a positive and optimistic outlook for our future.

As I look back on 2009 and ahead to the rest of 2010, I want to thank Oconee State Bank's customers, employees, shareholders, and Board members for their continued patience and support. We take our responsibilities very seriously, and we are working hard every day to perform in a manner to justify the trust and confidence which you have placed in us.

Sincerely,



B. Amrey Harden
President and Chief Executive Officer
April 5, 2010

| | Years Ended December 31, 2009 | 2008 | Percent Change |
|---|---|---|---|
| | (Dollars in thousands, except per share data) | | |
| **For the Year** | | | |
| Net income (loss) | $ (1,200) | $ (3,426) | 65.0% |
| Cash dividends paid | - | - | 0.0% |
| Per share: | | | |
| Net income (loss) | (1.33) | (3.81) | 65.0% |
| Cash dividends paid | - | - | 0.0% |
| Book value | 27.43 | 28.67 | -4.3% |
| **At Year End** | | | |
| Total assets | 285,299 | 308,156 | -7.4% |
| Earning assets | 250,188 | 264,808 | -5.5% |
| Investment securities | 66,903 | 79,762 | -16.1% |
| Loans | 179,783 | 195,791 | -8.2% |
| Reserve for loan losses | 3,497 | 4,215 | -17.0% |
| Deposits | 250,442 | 275,038 | -8.9% |
| Shareholders' equity | 24,686 | 25,797 | -4.3% |
| No. of shares outstanding | 899,815 | 899,815 | 0.0% |
| Full-time equivalent employees | 87.0 | 95.0 | -8.4% |
| **Financial Ratios** | | | |
| Return on average assets (ROA) | -0.39% | -1.10% | |
| Return on average equity (ROE) | -4.72% | -11.67% | |
| Net interest margin | 2.59% | 2.68% | |

### Vision Statement

To be the Bank of Choice providing long-term stability and value to our community, customers, employees, and stockholders as a high performing, independent community bank.

### Mission Statement

To serve our communities by providing quality financial products and services in a friendly and competent manner.

### Customer Value Proposition

We recognize that we must effectively and efficiently employ human and physical resources that ensure personalized, responsive service to our customers by providing:

- Honesty and integrity in relationships
- Service that exceeds customer expectations
- Competent and professional employees
- A complete menu of banking services
- A safe and convenient place to bank
- Local decision making

This analysis of Oconee has been prepared to provide insight into the financial condition of Oconee, and addresses the factors which have affected our results of operations. Our financial statements and accompanying notes which follow are an integral part of this review and should be read in conjunction with the analysis.

**Selected Financial Information**

| | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| | (Amounts in thousands, except per share data) | | | | |
| Net interest income | $ 7,241 | $ 7,893 | $ 11,443 | $ 12,198 | $ 11,111 |
| Other income | 3,262 | 2,964 | 2,708 | 2,846 | 2,508 |
| Provision for loan losses | 2,140 | 7,463 | 330 | 200 | 612 |
| Net earnings (loss) | (1,200) | (3,426) | 3,268 | 3,960 | 3,056 |
| Net earnings (loss) per common share | (1.33) | (3.81) | 3.63 | 4.40 | 3.40 |
| Total assets | 285,299 | 308,156 | 321,313 | 336,508 | 285,065 |
| Cash dividends declared per common share | - | - | 1.15 | 1.25 | 1.10 |

## RESULTS OF OPERATIONS

### Net Interest Income

The Company's earnings depend to a large degree on net interest income, which is the difference between the interest income received from its earning assets (such as loans, investment securities, federal funds sold, etc.) and the interest expense that is paid on its deposits and other borrowings.

Like many financial institutions across the United States, the Company's operations have been negatively affected by the current economic crisis. The recession has reduced liquidity and credit quality within the banking system and the labor, capital and real estate markets. Dramatic declines in the housing market have negatively affected the credit performance of our residential construction and development loans. The economic recession has also lowered commercial real estate values and substantially reduced general business activity and investment. Combined, the deterioration in the residential and the commercial real estate markets has materially increased our level of nonperforming assets and charge-offs of problem loans. These market conditions and the tightening of credit have led to increased delinquencies in our loan portfolio, increased market volatility, added pressure on our capital, a lower net interest margin and net losses.

Net interest income in 2009, which was $7,241,000, decreased by $652,000, or 8.3%, as compared to 2008. Net interest income declined as a result of a decrease in interest income of $2,963,000, offset by a decrease in interest expense of $2,221,000. The decrease in interest income during 2009 was due primarily to a lower average balance of outstanding interest-earning assets during 2009 as compared to 2008. Average interest-earning assets during 2009 were $279,862,000, a reduction of $18,134,000 as compared to 2008 average levels. The primary reason for the lower average balance of outstanding interest-earning assets was a decrease in average interest-earning loans of $7,675,000 and investment securities of $8,603,000.

The decrease in interest expense in 2009 as compared to 2008 was primarily due to the lower interest rate environment in 2009 as compared to 2008. The lower interest rate environment allowed management to reprice time deposits at lower interest rates as they came due in 2009. Net interest margin decreased to 2.59% in 2009 as compared to 2.68% in 2008 as a result of the decrease in interest income impacting the Bank significantly more than the reduction in interest expense. Additionally, net interest margin was impacted negatively by a decrease in interest-earning assets throughout 2009, including loan pay-offs and shifts of performing loans to nonaccrual loan status.

The reductions in loans and deposits, and the corresponding reduction in total assets during 2009 were the result of a strategic decision by management to shrink the Bank's balance sheet in order to protect capital ratios in light of a declining level of capital as a result of net operating losses for 2009 and 2008. Management of the Bank is anticipating further shrinking of the balance sheet in 2010 in a continued effort to improve the Bank's capital ratios.

Net interest income in 2008, which was $7,893,000, decreased by $3,550,000, or 31.0%, over 2007. Net interest income declined as a result of a decrease in interest income of $6,440,000, offset by a decrease in interest expense of $2,980,000. The decrease in interest income during 2008 was due primarily to a lower average balance of outstanding interest-earning assets, a lower interest rate environment in 2008 as compared to 2007, and the reversal of accrued interest income on loans that were moved to nonaccrual status during 2008. Average interest-earning assets during 2008 were $297,996,000, a reduction of $18,798,000 as compared to 2007 average levels. The primary reason for the reduction in interest-earning assets was a decrease in average interest-earning loans of $13,951,000. During 2008, the Prime Rate was cut from 7.25% at the beginning of 2008 to 3.25% effective December 16, 2008. These rate cuts had the effect of lowering the interest earned on the Bank's floating rate loans, which made up 36.7% of its loan portfolio at December 31, 2008. In addition, the Bank moved $30,291,000 into nonaccrual status during the year. As a result of these reclassifications, the Bank reversed approximately $887,000 of accrued interest on these loans. In addition, these loans became non-interest bearing, resulting in an additional reduction in interest income for 2008.

The decrease in interest expense in 2008 as compared to 2007 was primarily due to the lower interest rate environment in 2008 as compared to 2007 as well as a reduction of $14,015,000 in average time deposits. The reduction in time deposits was a result of a management decision to lower the outstanding balances of these deposits because the lack of demand for new loan growth due to the continued slow economy decreased the need for funds. Net interest margin decreased to 2.68% in 2008 as compared to 3.61% in 2007 as a result of the decrease in interest income impacting the Bank significantly more than the reduction in interest expense. Additionally, net interest margin was impacted negatively by a decrease in interest-earning loans throughout 2008, including loan pay-offs and shifts to nonaccrual loan status. As loans paid off during 2008, these funds were shifted to other interest-earning assets, primarily investment securities and federal funds sold, which provide a lower yield than loans.

**Provision for Loan Losses**

Provisions for loan losses are charged to operations in order to adjust the total allowance for loan losses to a level deemed appropriate by management based on management's judgment as to potential losses within the Company's loan portfolio based on the valuation of impaired loans, net charge-offs, changes in the composition of the loan portfolio, delinquencies and the overall quality of the loan portfolio and general economic conditions.

The provision for loan losses in 2009 was $2,140,000 compared to $7,463,000 in 2008. The substantial decrease in the provision for loan losses is primarily due to reductions in nonaccrual loans during 2009 as compared to 2008 and a decrease in net charge-offs in 2009 as compared to 2008. Nonaccrual loans at December 31, 2009 totaled $17,706,000, a reduction of $11,066,000 compared to the December 31, 2008 balance of $28,772,000.

The allowance for loan losses represented approximately 1.95% of total loans outstanding at December 31, 2009 compared to 2.15% at December 31, 2008. Net charge-offs for 2009 decreased to $2,858,000, compared to $6,584,000 during 2008. Net charge-offs as a percentage of the provision for loan losses were 133.6% and 88.2% for the years ended December 31, 2009 and 2008, respectively. Management evaluates the sufficiency of the loan loss reserve on a monthly basis through a detailed analysis process whereby the various types of performing loans are analyzed based on historical charge-offs. Impaired loan relationships are evaluated individually for potential losses. As a result of its analysis at December 31, 2009, management believes that the level of the allowance is appropriate based on our evaluation of the loan portfolio and current economic conditions.

The provision for loan losses in 2008 was $7,463,000 compared to $330,000 in 2007. The substantial increase in the provision for loan losses was primarily due to an increase in nonaccrual loans during 2008 and net charge-offs of

$6,584,000 during 2008. Nonaccrual loans increased $19,715,000, or 217.7%, at December 31, 2008 as compared to December 31, 2007.

The allowance for loan losses represented approximately 2.15% of total loans outstanding at December 31, 2008 compared to 1.67% at December 31, 2007. Net charge-offs for 2008 increased to $6,584,000, compared to $75,000 during 2007. Net charge-offs as a percentage of the provision for loan losses were 88.2% and 22.7% for the years ended December 31, 2008 and 2007, respectively.

**Other Income**

Other income of $3,262,000 in 2009 increased from 2008 by $297,000 or 10.0% due primarily to income on other real estate owned during 2009 of $584,000, offset by decreases in overdraft charges of $207,000, and a decrease in gains on investment sales of $65,000. The increase in income from other real estate owned is due to income generated by the operations of a motel upon which the Bank foreclosed in early 2009. The Bank operated the motel during 2009 under a contract with a hospitality management company while the Bank marketed the motel property for sale.

Other income of $2,965,000 in 2008 increased from 2007 by $257,000 or 9.5% due primarily to gains on the sale of investment securities of $215,000 in 2008.

**Other Expense**

Other expenses increased by $974,000 or 10.1% in 2009 as compared to 2008. The increase in other expenses is primarily attributable to an increase in regulatory fees of $733,000 in 2009 as compared to 2008 and an increase in expenses on other real estate owned of $652,000. The increase in regulatory fees is due to a one-time special assessment by the Federal Deposit Insurance Corporation (FDIC) on all financial institutions during 2009 and an increase in ordinary FDIC assessment expense during 2009 as a result of the Bank entering into a formal regulatory enforcement action during 2009. The increase in expenses on other real estate owned during 2009 is attributable to operating expenses on the motel upon which the Bank foreclosed on 2009, as well as maintenance and other expenses on residential subdivision properties upon which the Bank foreclosed in 2009. These expense increases were offset by a reduction in salaries and benefits expense of $389,000 in 2009 as compared to 2008 and a reduction in advertising and public relations expense of $367,000 during 2009 compared to 2008.

Other expenses increased by $401,000 or 4.3% in 2008 as compared to 2007. The increase in other expenses was attributable to an increase in marketing and public relations expense of $216,000, primarily due to a marketing campaign to attract new non-interest bearing checking accounts. The program was adopted in anticipation of lowering long-term interest expense on deposits. As a result of the reduction in the Bank's earnings and the cost associated with the program, the program was discontinued in September 2008.

**Income Tax Expense (Benefit)**

The Company had an effective tax benefit rate of 47% in 2009 as compared to 44% for the year ended December 31, 2008. The difference in the effective tax rates reflects tax benefits that the Company realized in 2009 as a result of tax exempt interest income as a percentage of the total net loss before tax benefits.

## ANALYSIS OF FINANCIAL CONDITION

**Summary**

During 2009, average total assets decreased $5,406,000 (1.7%) from 2008. Average total deposits decreased $7,775,000 (2.9%) in 2009 from 2008. Average loans decreased $9,723,000 (5.4%) in 2009 over 2008.

Year-end balances at December 31, 2009 and 2008 reflect a decrease in total assets of $22,857,000 (7.4%) from 2008 to 2009. Total deposits decreased $24,596,000 (8.9%) from 2008 to 2009. Total loans decreased $16,008,000 (8.2%) from 2008 to 2009.

Total loans declined during 2009 primarily as a result of a continued slowdown in the housing industry, both nationally, and more prominently, in the Bank's market area. A continued overall economic slowdown lessened the demand for new housing construction and development. Total deposits declined due to loan payoffs supplying the needed liquidity to fund new loans and also a decision by management to lower interest rates paid on time deposits in an effort to minimize interest expense. In addition, management of the Bank implemented a plan to shrink the balance sheet in an effort to protect the Bank's capital ratios due to the Bank's capital base shrinking during 2009 and 2008 as a result of net operating losses.

**Investment Securities**

All of the Company's investment securities are classified as available-for-sale ("AFS"). At December 31, 2009, the market value of AFS securities totaled $66,903,000, compared to $79,762,000 at December 31, 2008. Table 3 presents the market value of AFS securities at December 31, 2009 and 2008.

| | 2009 | 2008 |
|---|---|---|
| **Available for sale** | | |
| State, county and municipal | $ 11,154,419 | $ 16,804,489 |
| Government-sponsored agencies | 28,954,155 | 38,131,423 |
| Mortgage-backed | 25,310,398 | 23,364,052 |
| Other debt securities | 1,484,311 | 1,461,606 |
| Totals | $ 66,903,283 | $ 79,761,570 |

The composition of the investment securities portfolio reflects the Company's investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. The investment portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

**Loans**

The loan portfolio is the largest category of the Company's earning assets and is comprised of commercial loans, residential mortgage loans, real estate construction and development loans and consumer loans. The Company conducts primary lending through its branches in Oconee and Athens-Clarke County, Georgia, while its secondary lending market consists of those counties contiguous with Oconee County, including Greene, Morgan, Walton, and Barrow Counties, part of the Athens Standard Metropolitan Statistical Area.

As of December 31, 2009, loans outstanding were $179,838,000, a decrease of $15,934,000 or 8.1% over the December 31, 2008 balance of $195,772,000. This decrease was primarily attributable to a decline in the Bank's construction lending portfolio of $24,096,000 at December 31, 2009 as compared to December 31, 2008. The construction loan segment of the portfolio declined due to the increased risk in this section of the economy caused by a continued slowdown in the housing industry resulting in a lower demand for new housing construction and development activity. The decrease in the Bank's construction lending portfolio was partially offset by an increase in real estate mortgage loans of $8,793,000.

**Non-performing Assets**

Non-performing assets, comprised of non-accrual loans, other real estate owned, other repossessed assets and loans for which payments are more than 90 days past due, totaled $24,671,000 at December 31, 2009 compared to $30,578,000 at December 31, 2008. This decrease is attributable to decreases in non-accrual loans of $11,066,000 and loans more than 90 days past due of $24,000, offset by an increase in other real estate and repossessions of

$5,184,000. The decrease in nonaccrual loans was primarily due to foreclosing on several pieces of real estate securing loans that were on nonaccrual status at December 31, 2008. During 2009, the Bank foreclosed on three subdivisions and one motel whose loans were in nonaccrual status at December 31, 2008, resulting in a decrease in nonaccrual loans and an increase in other real estate owned of $6,272,000 during 2009. The Bank is actively marketing the subdivisions for sale, either as individual lots or the subdivision developments as a whole. The Bank is marketing the motel property for sale while the motel continues to operate through a contractual agreement between the Bank and a hospitality management company. The Bank has periodically evaluated the market value of the foreclosed properties through professional appraisals and market evaluations. As a result of these evaluations, the Company recognized write-downs on foreclosed properties during 2009 totaling $972,000 in 2009 and $14,000 in 2008. In addition, the Company recognized $35,000 in net losses on the sale of other real estate during 2009.

A loan is placed on non-accrual status when, in management's judgment, the likelihood of collecting interest appears questionable. As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal and interest for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are well secured and in process of collection or renewal. Generally, payments received on non-accrual loans are applied directly to principal.

Management regularly monitors the loan portfolio to ensure that all loans are appropriately classified. Should economic conditions continue to deteriorate, the inability of distressed customers to service their existing debt could cause even higher levels of non-performing loans.

**Deposits**

The Company uses deposits primarily to fund its loan and investment portfolios. The Company offers a variety of deposit accounts to individuals and businesses. Deposit accounts include checking, savings, money market and time deposits. As of December 31, 2009, total deposits were $250,442,000, a decrease of $24,596,000 or 8.9% as compared to the December 31, 2008 balance of $275,038,000. The decrease in deposits is primarily attributable to a decision by management to lower time deposit rates in order to better match the Bank's deposit base with loan demand and to minimize interest expense on time deposits.

**Liquidity**

The Company must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Company keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Company to monitor its liquidity to meet local funding and regulatory requirements.

The Company maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Company has arrangements with correspondent banks for short term unsecured advances of up to $5,000,000. Additional liquidity is provided to the Company through Federal Home Loan Bank (FHLB) advances.

Cash and cash equivalents increased $4,674,000 to a total of $24,736,000 at year-end 2009 as cash used by financing activities outpaced amounts provided by operating and investing activities. Cash inflows from operations totaled $5,635,000 in 2009, while outflows from financing activities totaled $21,235,000, consisting of net deposit decreases during 2009 of $24,596,000, offset by net increases in securities sold under repurchase agreements of $3,361,000.

Investing activities provided $20,274,000 of cash and cash equivalents, principally composed of proceeds from sales, calls and maturities of investment securities of $144,251,000, and proceeds from sales of investment securities of $12,937,000, partially offset by purchases of investment securities of $143,937,000.

**Contractual Obligations and Off-Balance Sheet Arrangements**

For maturity and repricing information regarding the Company's contractual obligations, please see the table under the heading "Asset/Liability and Interest Rate Sensitivity Management."

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The contract amounts of those instruments reflect the extent of exposure the Company has in particular classes of financial instruments. At December 31, 2009, the contractual amounts of the Company's commitments to extend credit and standby letters of credit were $27,410,000 and $570,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and because they may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

See note 11 to the consolidated financial statements for further discussion of these risks and contractual commitments.

**Capital Resources**

The following table presents the Bank's regulatory capital position at December 31, 2009.

| | Risk-Based Capital Ratios Actual as of December 31, 2009 |
|---|---|
| Tier 1 Capital | 12.2% |
| Tier 1 Capital minimum requirement | 4.0% |
| Excess | 8.2% |
| Total Capital | 13.5% |
| Total Capital minimum requirement | 8.0% |
| Excess | 5.5% |
| | **Leverage Ratio At December 31, 2009** |
| Leverage ratio | 8.3% |
| Leverage ratio requirement | 4.0% |
| Excess | 4.3% |

The following table sets out certain ratios of the Company for the years indicated:

| | 2009 | 2008 |
|---|---|---|
| Net income (loss) to: | | |
| Average shareholders' equity | (4.72)% | (11.67)% |
| Average assets | (0.39)% | (1.10)% |
| Dividends to net income | - | - |
| Average equity to average assets | 8.33% | 9.46% |

For further discussion of the actual and required capital ratios of the Company, see note 13 to the consolidated financial statements and "Supervision and Regulation – Capital Adequacy."

**Asset/Liability and Interest Rate Sensitivity Management**

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. The objective of this policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to the Board of Directors of the Bank on a monthly basis.

The absolute level and volatility of interest rates can have a significant impact on Oconee's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve Oconee's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

Oconee uses income simulation modeling as a tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also other potential causes of variability.

Interest rate sensitivity is a function of the repricing characteristics of Oconee's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest earning assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structures of assets and liabilities and their repricing characteristics during periods of change in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in Oconee's current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest rate sensitivity gap.

One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by citing all liabilities that reprice or taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2009 that are contractually maturing, prepaying or repricing in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Investment securities are reported based on the adjusted cost basis. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are required to be repaid based on scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven the rates of these deposits to be more stable over the course of a year.

At December 31, 2009
Maturing or Repricing in
(dollars in thousands)

| | Three Months or Less | Four Months to 12 Months | 1 to 5 Years | Over 5 Years | Total |
|---|---|---|---|---|---|
| Interest-earning assets: | | | | | |
| Investment securities | $ - | $ 879 | $ 823 | $ 65,201 | $ 66,903 |
| Interest-earning due from banks | 20,675 | - | - | - | 20,675 |
| Loans | 60,220 | 29,096 | 71,057 | 1,569 | 161,942 |
| Total interest-bearing assets | $ 80,895 | $ 29,975 | $ 71,880 | $ 66,770 | $ 249,520 |
| Interest-bearing liabilities: | | | | | |
| Deposits: | | | | | |
| Savings and demand | $ 92,987 | $ - | $ - | $ - | $ 92,987 |
| Time deposits | 40,181 | 68,297 | 20,011 | - | 128,489 |
| Repurchase agreements | 9,814 | - | - | - | 9,814 |
| Total interest-bearing liabilities | $ 142,982 | $ 68,297 | $ 20,011 | $ - | $ 231,290 |
| Interest sensitive difference per period | $ (62,087) | $ (38,322) | $ 51,869 | $ 66,770 | $ 18,230 |
| Cumulative interest sensitivity difference | $ (62,087) | $ (100,409) | $ (48,540) | $ 18,230 | |
| Cumulative ratio of total earning assets to total interest-bearing liabilities | (56.58%) | (52.48%) | (79.01%) | 108.88% | |

Note: For purposes of this analysis, nonaccrual loans, overdrafts and unearned interest are not included in Loans.

At December 31, 2009 the difference between the Company's liabilities and assets repricing or maturing within one year was $100,409,000. Based on this analysis, due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would generally cause the Company's net interest income to decrease, and a decrease in interest rates would generally cause the Company's net interest income to increase.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features, such as interest rate floors and ceilings that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table. In addition, the optionality for callable securities is not factored in the foregoing table.

The Bank also measures its short-term exposure to interest rate risk by simulating the impact to net interest income under several rate change levels. Interest-earning assets and interest-bearing liabilities are rate shocked to stress test the impact to the Bank's net interest income and margin. The rate shock levels span four 100 basis point increments up and down from current interest rates. This information is used to monitor interest rate exposure risk relative to anticipated interest rate trends. Asset/liability management strategies are developed based on this analysis in an effort to limit the Bank's exposure to interest rate risk.

The Bank tracks its interest rate sensitivity on a quarterly basis using a model that applies various hypothetical interest rate changes to various types of interest-bearing deposit accounts. The rate changes represent the Bank's inclination to reprice deposit rates based on historical data provided from a call report driven database. In addition, the model calculates the likelihood of issuers of investment securities exercising call options on certain investment securities as a result of potential interest rate changes as opposed to showing the investment securities being repriced at their maturities.

At December 31, 2009, the difference between the Bank's liabilities and assets repricing or maturing within one year, after applying the hypothetical rate changes to deposit accounts and taking into account the likely calls within the investment portfolio, was $2,904,000, indicating that the Bank was liability sensitive. The most recent simulation model shows that the Bank's net interest income would increase $188,000 on an annual basis if rates increased 100 basis points, and would increase $69,000 on an annual basis if rates fell 100 basis points. Net interest income increases under both scenarios because the Bank's assets reprice earlier within the twelve-month period than its liabilities. Because of this, the increase in the Bank's interest income under a rising rate scenario will be greater than the increase in its interest expense over a twelve-month period.

**Inflation**

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. The Company copes with the effects of inflation through the management of its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs, and through managing its level of net earnings relative to its dividend payout policy.


MAULDIN
& JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Oconee Financial Corporation and Subsidiary
Watkinsville, Georgia

We have audited the consolidated balance sheets of Oconee Financial Corporation and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Financial Corporation and Subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Oconee Financial Corporation and Subsidiary's internal control over financial reporting as of December 31, 2009 included under Item 9A(T) "Controls and Procedures" in Oconee Financial Corporation and subsidiary's Annual Report on Form 10-K and, accordingly, we do not express an opinion thereon.

Mauldin & Jenkins, LLC

Atlanta, Georgia
March 31, 2010

200 GALLERIA PARKWAY S.E., SUITE 1700 • ATLANTA, GA 30339-5946 • 770-955-8600 • 800-277-0080 •FAX 770-980-4489 • www.mjcpa.com
*Members of The American Institute of Certified Public Accountants • RSM International*

| | 2009 | 2008 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks, including reserve requirements of $25,000 and $25,000 | $ 24,736,354 | 4,353,492 |
| Federal funds sold | - | 15,709,000 |
| Cash and cash equivalents | 24,736,354 | 20,062,492 |
| Investment securities available for sale | 66,903,283 | 79,761,570 |
| Restricted equity securities | 556,300 | 679,229 |
| Loans held for sale | - | 1,638,561 |
| Loans, net | 176,340,490 | 191,557,145 |
| Premises and equipment, net | 6,312,968 | 6,903,890 |
| Other real estate owned | 6,915,161 | 1,781,905 |
| Accrued interest receivable and other assets | 3,534,444 | 5,770,757 |
| | $ 285,299,000 | 308,155,549 |
| **Liabilities and Stockholders' Equity** | | |
| Deposits: | | |
| Demand | $ 28,957,212 | 27,413,165 |
| Interest-bearing demand | 55,249,265 | 71,333,508 |
| Savings | 37,746,943 | 38,011,673 |
| Time | 128,488,898 | 138,279,806 |
| Total deposits | 250,442,318 | 275,038,152 |
| Securities sold under repurchase agreements | 9,814,023 | 6,453,272 |
| Accrued interest payable and other liabilities | 357,046 | 866,937 |
| Total liabilities | 260,613,387 | 282,358,361 |
| Stockholders' equity: | | |
| Common stock, par value $2, authorized 1,500,000 shares, issued and outstanding 899,815 shares | 1,799,630 | 1,799,630 |
| Additional paid-in capital | 4,243,332 | 4,243,332 |
| Retained earnings | 18,301,063 | 19,500,772 |
| Accumulated other comprehensive income | 341,588 | 253,454 |
| Total stockholders' equity | 24,685,613 | 25,797,188 |
| | $ 285,299,000 | 308,155,549 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF OPERATIONS
# FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

| | | 2009 | 2008 |
|---|---|---|---|
| Interest income: | | | |
| Interest and fees on loans | $ | 9,591,830 | 11,317,394 |
| Interest on federal funds sold | | 931 | 288,246 |
| Interest and dividends on securities: | | | |
| U. S. government agencies | | 2,708,371 | 3,489,145 |
| State, county and municipal | | 685,629 | 845,679 |
| Other | | 134,339 | 143,491 |
| Total interest income | | 13,121,100 | 16,083,955 |
| Interest expense: | | | |
| Interest-bearing demand deposits | | 462,688 | 1,272,076 |
| Savings deposits | | 456,869 | 748,969 |
| Time deposits | | 4,591,829 | 5,900,965 |
| Other | | 368,341 | 178,999 |
| Total interest expense | | 5,879,727 | 8,101,009 |
| Net interest income | | 7,241,373 | 7,982,946 |
| Provision for loan losses | | 2,140,000 | 7,463,000 |
| Net interest income after provision for loan losses | | 5,101,373 | 519,946 |
| Other income: | | | |
| Service charges | | 1,295,341 | 1,523,231 |
| Gain on sale of securities | | 250,720 | 215,129 |
| Impairment loss on restricted equity securities | | (100,429) | - |
| Mortgage origination fee income | | 365,893 | 350,955 |
| Income on other real estate owned | | 583,609 | 4,200 |
| Miscellaneous | | 866,710 | 871,222 |
| Total other income | | 3,261,844 | 2,964,737 |
| Other expenses: | | | |
| Salaries and employee benefits | | 4,922,744 | 5,311,899 |
| Occupancy | | 1,351,865 | 1,434,168 |
| Other operating | | 4,358,146 | 2,912,204 |
| Total other expenses | | 10,632,755 | 9,658,271 |
| Loss before income tax benefit | | (2,269,538) | (6,173,588) |
| Income tax benefit | | (1,069,829) | (2,747,229) |
| Net loss | $ | (1,199,709) | (3,426,359) |
| Net loss per share | $ | (1.33) | (3.81) |

See accompanying notes to consolidated financial statements.

| | 2009 | 2008 |
|---|---|---|
| Net loss | $ (1,199,709) | (3,426,359) |
| Other comprehensive income (loss), net of income taxes (benefit): | | |
| Unrealized gains on securities available for sale: | | |
| Holding gains arising during period, net of tax expense of $149,099 and $13,633 | 243,681 | 22,281 |
| Reclassification adjustment for gains included in net loss, net of taxes of $95,173 and $81,663 | (155,547) | (133,466) |
| Total other comprehensive income (loss) | 88,134 | (111,185) |
| Comprehensive income (loss) | $ (1,111,575) | (3,537,544) |

See accompanying notes to consolidated financial statements.

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2007 | $ 1,799,630 | 4,243,332 | 22,927,131 | 364,639 | 29,334,732 |
| Change in net unrealized gain (loss) on investment securities available for sale, net of tax | - | - | - | (111,185) | (111,185) |
| Net loss | - | - | (3,426,359) | - | (3,426,359) |
| Balance, December 31, 2008 | 1,799,630 | 4,243,332 | 19,500,772 | 253,454 | 25,797,188 |
| Change in net unrealized gain (loss) on investment securities available for sale, net of tax | - | - | - | 88,134 | 88,134 |
| Net loss | - | - | (1,199,709) | - | (1,199,709) |
| Balance, December 31, 2009 | $ 1,799,630 | 4,243,332 | 18,301,063 | 341,588 | 24,685,613 |

See accompanying notes to consolidated financial statements.

| | 2009 | 2008 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ (1,199,709) | (3,426,359) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | | |
| Depreciation, amortization and accretion | 615,582 | 651,941 |
| Provision for loan losses | 2,140,000 | 7,463,000 |
| Provision for deferred taxes | 94,357 | (13,119) |
| Gains on sale of investment securities, net | (250,720) | (215,129) |
| Impairment loss on restricted equity securities | 100,429 | - |
| Loss on sale and disposal of fixed assets | 3,660 | - |
| Loss on other real estate | 1,006,706 | - |
| Change in: | | |
| Accrued interest receivable and other assets | 1,996,442 | (4,299,415) |
| Accrued interest payable and other liabilities | (509,891) | (395,658) |
| Mortgage loans originated and held for sale | 1,638,561 | (575,378) |
| Net cash provided (used) by operating activities | 5,635,417 | (810,117) |
| Cash flows from investing activities: | | |
| Purchase of investment securities available for sale | (143,936,574) | (28,916,088) |
| Proceeds from calls and maturities of investment securities available for sale | 144,251,462 | 31,936,266 |
| Proceeds from sales of investment securities available for sale | 12,937,169 | 8,742,800 |
| Redemption of restricted equity securities | 22,500 | 27,500 |
| Net change in loans | 6,177,128 | (2,524,705) |
| Purchases of premises and equipment | (29,309) | (216,176) |
| Proceeds from sales of other real estate | 851,152 | 157,306 |
| Net cash provided by investing activities | 20,273,528 | 9,206,903 |
| Cash flows from financing activities: | | |
| Net change in deposits | (24,595,834) | (11,486,416) |
| Net change in securities sold under repurchase agreements | 3,360,751 | 3,296,972 |
| Dividends paid | - | (1,034,787) |
| Net cash used by financing activities | (21,235,083) | (9,224,231) |
| Net (decrease) increase in cash and cash equivalents | 4,673,862 | (827,445) |
| Cash and cash equivalents at beginning of year | 20,062,492 | 20,889,937 |
| Cash and cash equivalents at end of year | $ 24,736,354 | 20,062,492 |

| | | 2009 | 2008 |
|---|---|---|---|
| Supplemental disclosures of cash flow information: | | | |
| Cash paid (received) during the year for: | | | |
| Interest | $ | 6,049,373 | 8,464,094 |
| Income taxes | $ | (2,623,240) | 281,500 |
| Noncash investing and financing activities: | | | |
| Change in net unrealized gain on investment securities available for sale, net of tax | $ | 88,134 | (111,185) |
| Transfer of loans to other real estate | $ | 7,177,958 | 1,935,325 |
| Transfer of other real estate to loans | $ | 278,431 | - |
| Change in dividends payable | $ | - | 1,034,787 |

See accompanying notes to consolidated financial statements.

**(1) Summary of Significant Accounting Policies**

Organization

Oconee Financial Corporation ("OFC") received regulatory approval to operate as a bank holding company on October 13, 1998, and began operations effective January 1, 1999. OFC is primarily regulated by the Federal Reserve Bank, and serves as the one-bank holding company for Oconee State Bank.

Oconee State Bank (the "Bank") commenced business in 1960 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial and consumer banking services primarily in Oconee and Clarke counties in Georgia.

On September 17, 2008, Putters, Inc. was incorporated as a 100% owned subsidiary of the Bank. Putters, Inc. was formed as a real estate holding company for a residential subdivision that was foreclosed on by the bank subsequent to the incorporation of Putters, Inc. On May 28, 2009, Putters, Inc.'s name was changed to Real Estate Holdings Georgia, Inc. The subsidiary continues to be used as a real estate holding company to hold residential real estate subdivision on which the bank has foreclosed.

On December 18, 2008, Motel Holdings Georgia, Inc. was incorporated as a 100% owned subsidiary of the Bank. Motel Holdings Georgia, Inc. was formed as a real estate holding company for a motel that was foreclosed on by the bank in January 2009. The motel is an operating motel managed by an independent third party. The operations of the motel are included in our statements of operations since the date of foreclosure.

Principles of Consolidation

The consolidated financial statements include the financial statements of Oconee Financial Corporation and its wholly owned subsidiary, Oconee State Bank and the subsidiaries of the Bank (collectively called the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, deferred taxes, fair value of financial instruments, other than temporary impairment on securities, and valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Included in cash and due from banks is interest-bearing deposits at other banks of $20,675,256 and $9,720 at December 31, 2009 and 2008, respectively.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

**(1) Summary of Significant Accounting Policies, continued**

Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from operations and are reported as a separate component of stockholders' equity until realized. The Company recognizes other than temporary impairment (OTTI) loss in earnings only when the Company (1) intends to sell the debt security; (2) more likely than not will be required to sell the security before recovery of its amortized cost basis or (3) does not expect to recover the entire amortized cost basis of the security. In situations when the Company intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis, the entire OTTI loss is recognized in earnings. In all other situations, only the portion of the OTTI losses representing the credit loss is recognized in earnings, with the remaining portion being recognized in other comprehensive income, net of deferred taxes.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale are included in earnings on the trade date and are derived using the specific identification method for determining the cost of securities sold.

Other Investments
Other investments include other equity securities. No ready market exists for these securities and there is no quoted fair value. These investment securities are carried at cost. Management reviews for impairment based on the ultimate recoverability of the cost basis in these stocks.

Loans Held for Sale
Loans held for sale are carried at the lower of cost or market value. At December 31, 2009 and 2008, the carrying amount of mortgage loans held for sale approximates the market value. Loans held for sale consist of mortgage loans which have commitments to be sold to third party investors upon closing.

Loans and Allowance for Loan Losses
Loans are stated at the principal amount outstanding, less net deferred origination fees or costs and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The Bank analyzes its direct costs associated with the origination of different types of loans. Any fees collected that are greater than the costs calculated by the bank are recognized as income over the life of the loan as opposed to at the time of origination.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all principal and interest due according to the contractual terms of the loan will not be collected. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings and interest is recognized on a cash basis when such loans are placed on non-accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes the uncollectibility of the principal is confirmed. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are identified as impaired. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Management uses an external loan review

**(1) Summary of Significant Accounting Policies, continued**

program to challenge and corroborate the internal grading system and provide additional analysis in determining the adequacy of the allowance and provisions for estimated loan losses.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter period of the useful life of the asset or the lease term. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in operations for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant improvements are capitalized. The range of estimated useful lives for premises and equipment are generally as follows:

| | |
|---|---|
| Buildings and improvements | 5 - 40 years |
| Furniture and equipment | 3 - 10 years |

Other Real Estate

Properties acquired through foreclosure are carried at the lower of cost or fair value less estimated costs to dispose. Accounting guidance defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to operations through the allowance for losses on other real estate in the period in which the need arises.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are treated as financing activities, and are carried at the amounts at which the securities will be repurchased as specified in the respective agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be

**(1) Summary of Significant Accounting Policies, continued**

realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

On January 1, 2009, the Company adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Mortgage Banking Income

Mortgage origination fee income represents net gains from the sale of mortgage loans and fees received from borrowers related to the Bank's origination of single-family residential mortgage loans.

Earnings (Loss) Per Share

Earnings (loss) per common share are based on the weighted average number of common shares outstanding during the year while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The Company had no potential common share equivalents outstanding during 2009 and 2008. For each of those years, loss per share is calculated using the weighted average shares outstanding during the years of 899,815.

Comprehensive Loss

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net loss, are components of comprehensive loss.

Recent Accounting Pronouncements

On June 29, 2009, the FASB issued ASC105, *Generally Accepted Accounting Principles,* an accounting pronouncement establishing the *FASB Accounting Standards Codification™* (the "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company adopted this new accounting pronouncement for the year ended December 31, 2009, as required, and adoption did not have a material impact on the Company's financial statements taken as a whole.

On April 9, 2009, the FASB issued three related accounting pronouncements intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. In particular, these pronouncements: (1) provide guidelines for making fair value measurements more consistent with the existing accounting principles when the volume and level of activity for the asset or liability have decreased significantly; (2) enhance consistency in financial reporting by increasing the frequency of fair value disclosures and (3) modify existing general standards of accounting for and disclosure of other-than-temporary impairment ("OTTI") losses for impaired debt securities.

Both of these pronouncements were effective for interim and annual periods ending after June 15, 2009. Entities were permitted to early adopt the provisions of these pronouncements for interim and annual periods ending after March 15, 2009, but had to adopt all three concurrently. The Company adopted these provisions of these pronouncements for the year ended December 31, 2009, as required, and adoption did not have a material impact on the financial statements taken as a whole.

## (2) Regulatory Matters and Management's Plan of Action

### Overall Summary of Results

The Company has incurred net losses from operations of $1.2 million and $3.4 million for the two years ended December 31, 2009 and 2008. During the same periods the Company has reported net cash provided by (used in) operations of $5.5 million and ($810,000). During 2009 management made strategic moves to address concerns raised by regulators including shrinking the Bank's total assets and loans, as both have a direct impact on regulatory capital ratios. At December 31, 2009 the Bank meets the required levels of capital to be considered well capitalized under regulatory guidelines, however due to the regulatory order discussed below the Bank is considered adequately capitalized.

### Regulatory Oversight

As reported to shareholders during the third quarter of 2009, the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the "Consent Agreement") with the Federal Deposit Insurance Corporation (the "FDIC") and the Georgia Department of Banking and Finance (the "GDBF"), whereby the Bank consented to the issuance of an Order to Cease and Desist (the "Order"). Among other things, the Order provides that, unless otherwise agreed by the FDIC and GDBF:

- the Bank must have and maintain a Tier 1 (Leverage) Capital ratio of not less than 8% and a Total Risk-based Capital ratio of at least 10%;
- the Bank must formulate a written plan to reduce the Bank's adversely classified assets in accordance with a defined asset reduction schedule;
- the Bank may not pay a cash dividend to Oconee Financial Corporation;
- the Bank must revise its budget and include formal goals and strategies to improve the Bank's net interest margin, increase interest income, reduce discretionary expenses and improve and sustain earnings of the Bank;
- the Board of Directors of the Bank must review the adequacy of the allowance for loan and lease losses (the "ALLL") and establish a comprehensive policy for determining the adequacy of the ALLL;
- the Bank may not accept, renew or rollover brokered deposits without obtaining a brokered deposit waiver from the FDIC.

As of December 31, 2009, the Bank was in compliance with all directives of the Order. Compliance with the consent order is monitored by a committee made up of members of the Board of Directors of the Company. Failure to comply with the Order could result in further regulatory action and oversight.

### Capital Adequacy

As of December 31, 2009, the Bank was considered "adequately capitalized" as defined by federal capital regulations. Regulatory capital is a measure of a financial institution's soundness. Note 13, Regulatory Matters, presents and discusses more fully the Bank's capital levels. In response to the Order, the Board of Directors has authorized management to begin the process of raising additional capital through a stock offering. Management has begun the preparation of the offering document which tentatively is expected to offer a minimum of 35,000 and maximum of 450,000 shares of the Company's common stock. Upon completion of the management's due diligence and research, the Board of Directors will formally vote on whether or not to proceed with the stock offering based on the Bank's capital position and potential need for additional capital.

### Asset Quality

The losses reported in 2009 and 2008 are primarily the result of significant provisions for loan losses, additional expenses related to foreclosed assets, reductions in interest income related to the increase in non-performing loans and an interest margin which has been impacted by the lowest interest rates in decades. The provision for loan losses for the years ended December 31, 2009 and 2008 were $2.1 million and $7.5 million, respectively. As of December 31, 2009 impaired and nonaccrual loans were down $11 million, and net charge-offs were down $3.7 million compared to the year ended December 31, 2008, while other real estate owned increased by $5.1 million. Impaired

**(2) Regulatory Matters and Management's Plan of Action, continued**

loans and foreclosed assets, although currently carried at the lower of cost or fair value, could likely impact future earnings through additional write-downs if the real estate market continues to decline as it has in 2008 and 2009. Management continually evaluates these assets and recognizes losses as confirmed.

**Liquidity**

The Bank actively manages and monitors liquidity on a daily basis. At December 31, 2009 the Bank's liquidity ratio was 22.5% which is adequate based on the Bank's policy and acceptable by the regulators considering the minimal amount of brokered deposits held by the Bank. The Bank has been able to maintain a stable deposit base throughout 2009 and management anticipates this to continue in 2010. The FDIC's temporary changes to increase the amount of deposit insurance to $250,000 per deposit relationship and to provide unlimited deposit insurance for certain transaction accounts under the Temporary Liquidity Guarantee Program ("TLGP") have contributed to the Bank's stable deposit base. However, the TLGP program is scheduled to expire on June 30, 2010 which could impact the Bank's ability to retain previously insured transaction accounts above $250,000 if the program is not extended. Despite these challenges, the Bank expects to maintain a sound liquidity position throughout 2010.

As noted above, the Bank is working in full compliance with the Order and is actively working toward returning to profitable operations. However, if operating losses were to continue to occur, these events could have a material and adverse effect on the Company's results of operations and financial position.

**(3) Investment Securities**

Investment securities available for sale at December 31, 2009 and 2008 are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Securities Available for Sale | | | | |
| December 31, 2009: | | | | |
| Debt securities: | | | | |
| U.S. Government and federal agency: | | | | |
| U.S. Government-sponsored enterprises (GSEs)* | $ 28,989,082 | $ 191,702 | $ (226,629) | $ 28,954,155 |
| Corporate | 1,617,611 | - | (133,300) | 1,484,311 |
| Mortgage-backed: | | | | |
| GSE residential | 24,522,979 | 800,214 | (12,795) | 25,310,398 |
| State, county, municipal | 11,223,018 | 124,977 | 193,576 | 11,154,419 |
| Total debt securities | 66,532,690 | 1,116,893 | (566,300) | 66,903,283 |

**(3) Investment Securities, continued**

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| December 31, 2008: | | | | |
| Debt securities: | | | | |
| U.S. Government and federal agency: | | | | |
| U.S. Government-sponsored enterprises (GSEs)* | $ 37,171,757 | $ 959,666 | $ - | $ 38,131,423 |
| Corporate | 1,620,067 | - | (158,461) | 1,461,606 |
| Mortgage-backed: | | | | |
| GSE residential | 22,846,975 | 517,867 | (790) | 23,364,052 |
| State, county, municipal | 17,714,238 | 84,212 | (993,961) | 16,804,489 |
| Total debt securities | 79,353,037 | 1,561,745 | (1,153,212) | 79,761,570 |

* Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Federal Home Loan Banks.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2009 and 2008 are summarized as follows:

| | Less Than Twelve Months | | Over Twelve Months | | |
|---|---|---|---|---|---|
| **Available for Sale Securities** | **Gross Unrealized Losses** | **Fair Value** | **Gross Unrealized Losses** | **Fair Value** | **Total Unrealized Losses** |
| December 31, 2009: | | | | | |
| Debt securities | | | | | |
| U.S. Government and federal agencies: | | | | | |
| GSEs | $ 226,629 | $ 16,378,577 | $ - | $ - | $ 226,629 |
| Corporate bonds | - | - | 133,300 | 1,484,311 | 133,300 |
| Mortgage-backed securities: | | | | | |
| GSE residential | 39,291 | 5,861,084 | - | - | 39,291 |
| State, county, municipal | 71,729 | 2,117,963 | 95,351 | 1,178,181 | 167,080 |
| Total debt securities | 337,649 | 24,357,624 | 228,651 | 2,662,492 | 566,300 |

**(3) Investment Securities, continued**

| Available for Sale Securities | Less Than Twelve Months Gross Unrealized Losses | Less Than Twelve Months Fair Value | Over Twelve Months Gross Unrealized Losses | Over Twelve Months Fair Value | Total Unrealized Losses |
|---|---|---|---|---|---|
| December 31, 2008: | | | | | |
| Debt securities | | | | | |
| U.S. Government and federal agencies: | | | | | |
| Corporate bonds | $ 158,461 | $ 1,620,067 | $ - | $ - | $ 158,461 |
| Mortgage-backed securities: | | | | | |
| GSE residential | 790 | 208,311 | - | - | 790 |
| State, county, municipal | 907,749 | 10,033,908 | 86,212 | 692,675 | 993,961 |
| Total debt securities | 1,067,000 | 12,662,286 | 86,212 | 692,675 | 1,153,212 |

The amortized cost and fair value of investment securities available for sale at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due within one year | $ 430,000 | 436,037 |
| Due from one to five years | 410,248 | 414,309 |
| Due from five to ten years | 12,709,671 | 12,758,979 |
| Due after ten years | 28,279,792 | 27,983,560 |
| Mortgage-backed securities | 24,522,979 | 25,310,398 |
| | $ 66,352,690 | 66,903,283 |

The proceeds from the sales and gross gains and gross losses realized by the Company from sales of investment securities for the years ended December 31, 2009 and 2008 were as follows:

| | 2009 | 2008 |
|---|---|---|
| Proceeds from sales | $ 12,937,169 | 8,742,800 |
| Gross gains realized | $ 250,720 | 215,129 |
| Gross losses realized | - | - |
| Net gain realized | $ 250,720 | 215,129 |

Securities with a carrying value of approximately $50,976,000 and $63,014,000 at December 31, 2009 and 2008, respectively, were pledged to secure public deposits and for other purposes as required by law.

**(3) Investment Securities, continued**

Restricted equity securities consist of the following:

| | December 31, 2009 | 2008 |
|---|---|---|
| Federal Home Loan Bank Stock | $ 556,300 | 578,800 |
| Silverton Financial Services, Inc. Stock | - | 100,429 |
| | $ 556,300 | 679,229 |

During the second quarter of 2009, the Company recorded an other than temporary impairment charge of $100,429 on its investment in Silverton Financial Services, Inc. restricted equity securities. The value of these securities was determined to be totally impaired after Silverton Bank was placed in receivership in May 2009.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

The unrealized losses on these debt securities in a continuous loss position for twelve months or more as of December 31, 2009 and 2008 are considered to be temporary because they arose due to changing interest rates and the repayment sources of principal and interest are government backed or are securities of investment grade issuers. Included in the table above as of December 31, 2009 were 10 out of 27 securities issued by state and political subdivisions that contained unrealized losses, 14 of 24 securities issued by government sponsored agencies, 3 of 28 mortgage-backed securities, and 2 of 2 other debt securities that contained unrealized losses.

*GSE debt securities.* The unrealized losses on the fourteen investments in GSEs were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

*Corporate bonds.* The Company's unrealized losses on investments in two corporate bonds relates to investments in companies within the financial services sector. The unrealized losses are primarily caused by recent decreases in profitability and profit forecasts by industry analysts. The Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investments before recovery of its par value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

*GSE residential mortgage-backed securities.* The unrealized losses on the Company's investment in three GSE mortgage-backed securities were caused by interest rate increases. The contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

*State and municipal securities.* The unrealized losses for twelve months or longer relates to 10 municipal securities. The unrealized losses are primarily caused by securities no longer being insured and/or ratings being withdrawn given the current economic environment, as well as changes in interest rates. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

**(4) Loans**

Major classifications of loans at December 31, 2009 and 2008 are summarized as follows:

| | 2009 | 2008 |
|---|---|---|
| Commercial, financial and agricultural | $ 28,392,933 | 28,028,762 |
| Real estate – mortgage | 114,252,957 | 105,459,965 |
| Real estate – commercial construction | 29,567,486 | 51,567,771 |
| Real estate – consumer construction | 801,464 | 2,897,623 |
| Consumer | 6,768,441 | 7,836,864 |
| Total loans | 179,783,281 | 195,790,985 |
| Deferred fees and costs, net | 54,501 | 18,578 |
| Less allowance for loan losses | (3,497,292) | (4,215,262) |
| Total net loans | $ 176,340,490 | 191,557,145 |

The Bank grants loans and extensions of credit primarily to individuals and a variety of firms and corporations located in certain Georgia counties including Oconee and Clarke. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market in the Bank's primary market area.

At December 31, 2009 and 2008, the recorded investment in loans that were considered to be impaired and on nonaccrual was approximately $17,706,000 and $28,772,000, respectively. Included in this amount was $7,200,000 and $9,803,000 of impaired loans at December 31, 2009 and 2008, respectively, for which there is no related allowance for loan losses. Impaired loans at December 31, 2009 and 2008 also included $10,474,000 and $18,969,000 of impaired loans for which the related allowance for loan losses was $1,143,000 and $1,438,000, respectively. In addition, the Company had approximately $0 and $24,000 in loans past due more than ninety days and still accruing interest at December 31, 2009 and 2008, respectively. These accounts were deemed to be well collateralized and in the process of collection. The average recorded investment in impaired loans for the twelve months ended December 31, 2009 and 2008 was approximately $25,558,000 and $16,478,000, respectively. For the years ended December 31, 2009 and 2008, the interest recognized on impaired loans was immaterial.

For the years ended December 31, 2009 and 2008, troubled debt restructurings were $0 and $4,351,000, respectively. At December 31, 2009 and 2008, the Company had loans totaling $0 and $4,351,000 that were modified in troubled debt restructurings and impaired. In years subsequent to a modification, loans that are performing in accordance with their modified terms are not reported as impaired loans.

Changes in the allowance for loan losses were as follows:

| | Years Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Balance at beginning of year | $ 4,215,262 | 3,335,825 |
| Provision for loan losses | 2,140,000 | 7,463,000 |
| Amounts charged off | (2,943,798) | (6,625,721) |
| Recoveries on amounts previously charged off | 85,828 | 42,158 |
| Balance at end of year | $ 3,497,292 | 4,215,262 |

## (5) Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Land | $ 1,354,181 | 1,354,181 |
| Buildings and improvements | 5,947,419 | 5,936,622 |
| Furniture and equipment | 5,879,896 | 5,881,342 |
| Leasehold improvements | 115,673 | 115,673 |
| | 13,297,169 | 13,287,818 |
| Less accumulated depreciation | 6,984,201 | 6,383,928 |
| | $ 6,312,968 | 6,903,890 |

Depreciation expense was $616,571 and $706,382 for the years ended December 31, 2009 and 2008, respectively.

Future minimum lease payments under current operating leases pertaining to banking premises and equipment at December 31, 2009, are as follows:

| Years Ending December 31, | |
|---|---|
| 2010 | $ 152,707 |
| 2011 | 139,084 |
| 2012 | 140,874 |
| 2013 | 142,699 |
| 2014 | 144,560 |
| Thereafter | 207,984 |
| Total minimum lease payments | $ 927,908 |

Total rental expense for the years ended December 31, 2009 and 2008 was $162,336 and $159,450, respectively.

## (6) Other Real Estate

A summary of foreclosed assets are presented as follows:

| | Years Ended December 31, 2009 | Years Ended December 31, 2008 |
|---|---|---|
| Balance, beginning of year | $ 1,781,905 | $ 1 |
| Additions | 7,177,958 | 1,935,325 |
| Disposals | (851,152) | (155,920) |
| Charge-offs | (971,839) | (13,850) |
| Internally financed sales | (278,431) | - |
| Capitalized expenses | 91,587 | 16,349 |
| Gain (loss) on sale | (34,867) | - |
| Balance, end of year | $ 6,915,161 | $ 1,781,905 |

As of December 31, 2009 and 2008 deferred gains on sales of foreclosed real estate of $40,000 and $10,000 are included in the balance sheet as a reduction of loans.

**(6) Other Real Estate, continued**

Expenses applicable to foreclosed assets include the following:

| | Years Ended December 31, 2009 | 2008 |
|---|---|---|
| Net loss (gain) on sales of real estate | $ (34,867) | - |
| Provision for losses | - | - |
| Operating expenses, net of rental income | 229,681 | 254,489 |
| | $ 194,814 | $ 254,489 |

**(7) Deposits**

The aggregate amounts of certificates of deposit, each with a minimum denomination of $100,000, were approximately $52,535,000 and $71,244,000 at December 31, 2009 and 2008, respectively. The Company had brokered time deposits at December 31, 2009 and 2008 of $9,397,000 and $17,979,000, respectively.

At December 31, 2009, the scheduled maturities of certificates of deposits are as follows:

| | |
|---|---|
| 2010 | $ 108,458,472 |
| 2011 | 16,760,377 |
| 2012 | 750,387 |
| 2013 | 503,572 |
| 2014 | 2,016,090 |
| | $ 128,488,898 |

At December 31, 2009, the Bank had concentrations of deposits of approximately $30,669,000 and $28,699,000 with two customers. These deposits are with customers that have been customers of the Bank for several years and are expected to remain with the Bank for the foreseeable future.

**(8) Income Taxes**

The components of income tax benefit in the statements of operations are as follows:

| | 2009 | 2008 |
|---|---|---|
| Current benefit | $ (975,472) | (2,699,668) |
| Deferred | (94,357) | (13,119) |
| Total income tax benefit | $ (1,069,829) | (2,712,787) |

The differences between income tax benefit and the amount computed by applying the statutory federal income tax rate to losses before income benefit are as follows:

| | 2009 | 2008 |
|---|---|---|
| Pretax loss at statutory rates | $ (771,643) | (2,099,020) |
| Add (deduct): | | |
| Tax exempt interest income | (234,021) | (288,919) |
| Non-deductible interest expense | 20,389 | 33,751 |
| State taxes, net of federal effect | (197,018) | (442,801) |
| Other | 112,464 | 84,202 |
| | $ (1,069,829) | (2,712,787) |

**(8) Income Taxes, continued**

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is a component of other assets at December 31, 2009 and 2008.

| | | 2009 | 2008 |
|---|---|---|---|
| Deferred income tax assets: | | | |
| Allowance for loan losses | $ | 769,403 | 1,164,777 |
| Other real estate | | 224,045 | 14,062 |
| Other | | 184,130 | - |
| Total gross deferred income tax assets | | 1,177,578 | 1,178,839 |
| Deferred income tax liabilities: | | | |
| Unrealized gains on investment securities available for sale | | (209,005) | (155,079) |
| Premises and equipment | | (353,575) | (449,192) |
| Total gross deferred income tax liabilities | | (562,580) | (604,271) |
| Net deferred income tax asset | $ | 614,998 | 574,568 |

**(9) Securities Sold Under Repurchase Agreements**

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2009 and 2008 were $9,814,000 and $6,453,000, respectively.

**(10) Related Party Transactions**

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans:

| | | December 31, 2009 | December 31, 2008 |
|---|---|---|---|
| Beginning balance | $ | 6,958,101 | 7,550,279 |
| New loans | | 2,747,985 | 1,970,123 |
| Repayments | | (1,178,978) | (2,562,301) |
| Change in related parties | | (4,459,092) | - |
| Ending balance | $ | 4,068,016 | 6,958,101 |

Deposits from related parties totaled approximately $5,794,000 and $6,833,000 as of December 31, 2009 and 2008, respectively.

**(11) Commitments and Contingencies**

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

**(11) Commitments and Contingencies, continued**

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

| | | Contractual Amount | |
|---|---|---|---|
| | | 2009 | 2008 |
| | | (in thousands) | |
| Financial instruments whose contract amounts represent credit risk: | | | |
| Commitments to extend credit | $ | 27,410 | 26,153 |
| Standby letters of credit | $ | 570 | 661 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company's delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

The Company had $5,000,000 and $7,000,000 available for the purchase of overnight federal funds from two correspondent financial institutions as of December 31, 2009 and 2008, respectively.

**Contingencies**

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

**(12) Profit Sharing Plan**

The Company has a contributory profit sharing plan which is available to substantially all employees subject to certain age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The total contributions by the Company for 2009 and 2008 were $71,764 and $227,367, respectively. The Board of Directors suspended this plan indefinitely effective July 1, 2009.

**(13) Regulatory Matters**

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted

**(13) Regulatory Matters, continued**

assets, and of Tier 1 capital to average assets (all as defined). Management believes, as of December 31, 2009 and 2008, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables and also must not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by federal banking regulators.

The capital ratios for the Company are essentially the same as those of the Bank. Therefore, only the Bank's capital ratios are presented in the following table (dollars in thousands):

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **As of December 31, 2009:** | | | | | | |
| Total Capital (to Risk-Weighted Assets) | $ 26,721 | 13.5% | $ 15,878 | 8.0% | $ 19,848 | 10.0% |
| Tier 1 Capital (to Risk-Weighted Assets) | $ 24,228 | 12.2% | $ 7,939 | 4.0% | $ 11,909 | 6.0% |
| Tier 1 Capital (to Average Assets) | $ 24,228 | 8.3% | $ 11,709 | 4.0% | $ 14,637 | 5.0% |
| **As of December 31, 2008:** | | | | | | |
| Total Capital (to Risk-Weighted Assets) | $ 28,095 | 13.0% | $ 17,334 | 8.0% | $ 21,667 | 10.0% |
| Tier 1 Capital (to Risk-Weighted Assets) | $ 25,368 | 11.7% | $ 8,667 | 4.0% | $ 13,000 | 6.0% |
| Tier 1 Capital (to Average Assets) | $ 25,368 | 8.1% | $ 12,529 | 4.0% | $ 15,662 | 5.0% |

**(14) Stockholders' Equity**

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, the ratio of equity capital to total assets, and other specific regulatory restrictions. At December 31, 2009, no dividends could be declared without regulatory approval.

**(15) Fair Value Disclosures**

*Fair Value Measurements*

Effective January 1, 2008, the Company adopted FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, which provides a framework for measuring fair value under generally accepted accounting principles. FASB ASC Topic 820 applies to all financial instruments that are being measured and reported on a fair value basis.

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

**(15) Fair Value Disclosures, continued**

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale and loans held for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and foreclosed property.

Under FASB ASC Topic 820, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Securities Available-for-Sale: Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or fair value. The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, management classifies loans subjected to recurring fair value adjustments as Level 2.

Impaired Loans: Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures its impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value

**(15) Fair Value Disclosures, continued**

and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2009, substantially all of the impaired loans were evaluated based on the fair value of the collateral. In accordance with FASB ASC Topic 820, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Other Real Estate: Other real estate is adjusted to fair value upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of cost or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the other real estate as nonrecurring Level 3.

The tables below presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

| | Balance at December 31, 2009 (In thousands) | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| Assets | | | | |
| Securities | $ 66,903 | $ - | $ 66,903 | $ - |

| | Balance at December 31, 2008 (In thousands) | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| Assets | | | | |
| Securities | $ 79,762 | $ - | $ 79,792 | $ - |
| Loans held for sale | $ 1,639 | $ - | $ 1,639 | $ - |

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. Generally Accepted Accounting Principles. These include assets that are measured at the lower of cost or fair value. The table below presents the Company's assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2008, aggregated by the level in the fair value hierarchy within which those measurements fall.

| | Balance at December 31, 2009 (In thousands) | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| Assets | | | | |
| Impaired loans | $ 17,706 | $ - | $ - | $ 17,706 |
| Other real estate | 6,915 | - | - | 6,915 |

| | Balance at December 31, 2008 (In thousands) | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| Assets | | | | |
| Impaired loans | $ 17,531 | $ - | $ - | $ 17,531 |
| Other real estate | 1,782 | - | - | 1,782 |

**(15) Fair Value Disclosures, continued**

For the year ended December 31, 2009, the Company recognized adjustments related to impaired loans and other real estate that are measured at fair value on a nonrecurring basis. Approximately $1,960,000 of losses related to impaired loans and $714,000 of losses related to other real estate were recognized as either charge-offs or specific allocations within the allowance for loan losses for the year ended December 31, 2009.

*Fair Value of Financial Instruments*

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
For cash, due from banks, and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities Available for Sale
Fair values for investment securities are based on quoted market prices.

Restricted Equity Securities
The carrying amount of restricted equity securities approximates fair value.

Loans and Loans Held for Sale
The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral value, where applicable. Loans held for sale are valued based on the current price at which these loans could be sold into the secondary market.

Deposits and Securities Sold Under Repurchase Agreements
The fair value of demand deposits, interest-bearing demand deposits, savings, and securities sold under repurchase agreements is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit
Commitments to extend credit and standby letters of credit are generally short-term and carry variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

The estimated fair values of the Company's financial instruments as of December 31, 2009 and 2008 are as follows:

| | | 2009 | | 2008 | |
|---|---|---|---|---|---|
| | | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| | | (In thousands) | | | |
| Assets: | | | | | |
| Cash and cash equivalents | $ | 24,736 | 24,736 | 20,062 | 20,062 |
| Investment securities | $ | 66,903 | 66,903 | 79,762 | 79,762 |
| Restricted equity securities | $ | 556 | 556 | 679 | 679 |
| Loans held for sale | $ | - | - | 1,639 | 1,639 |
| Loans, net | $ | 176,340 | 174,696 | 191,557 | 191,214 |
| Liabilities: | | | | | |
| Deposits and securities sold under repurchase agreement | $ | 260,256 | 260,651 | 281,491 | 281,682 |

**(16) Other Operating Income and Expenses**

Components of other operating income and expenses which are greater than 1% of interest income and other income are as follows:

| | | 2009 | 2008 |
|---|---|---|---|
| Other Income | | | |
| Income and fees from ATM's | $ | 505,990 | 484,438 |
| Other Expenses | | | |
| FDIC insurance assessment expense | $ | 906,445 | 173,262 |
| Professional fees | $ | 370,352 | 380,755 |
| ATM process and settlement charges | $ | 351,889 | 297,177 |
| Deposit program marketing expense | $ | - | 246,234 |
| Other real estate expenses | $ | 813,290 | 258,689 |

**(17) Oconee Financial Corporation (Parent Company Only) Financial Information**

Balance Sheets
December 31, 2009 and 2008

| | | 2009 | 2008 |
|---|---|---|---|
| Assets | | | |
| Cash | $ | 70,519 | 167,865 |
| Investment in subsidiary | | 24,569,959 | 25,621,141 |
| Other assets | | 45,135 | 8,182 |
| | $ | 24,685,613 | 25,797,188 |
| Liabilities and Stockholders' Equity | | | |
| Other liabilities | $ | - | - |
| Stockholders' equity | | 24,685,613 | 25,797,188 |
| | $ | 24,685,613 | 25,797,188 |

Statements of Operations
For the Years Ended December 31, 2009 and 2008

| | | 2009 | 2008 |
|---|---|---|---|
| Dividends from subsidiary | $ | - | 150,000 |
| Other expenses | | 97,346 | 51,825 |
| Earnings (loss) before income tax benefit and equity in undistributed loss of subsidiary | | (97,346) | 98,175 |
| Income tax benefit | | 36,953 | 19,673 |
| Earnings (loss) before equity in undistributed loss of subsidiary | | (60,393) | 117,848 |
| Equity in undistributed loss of subsidiary | | (1,139,316) | (3,544,207) |
| Net loss | $ | (1,199,709) | (3,426,359) |

**(17) Oconee Financial Corporation (Parent Company Only) Financial Information, continued**

Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

| | | 2009 | 2008 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net loss | $ | (1,199,709) | (3,426,359) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | |
| Equity in undistributed loss of subsidiary | | 1,139,316 | 3,544,207 |
| Change in: | | | |
| Other assets | | (36,953) | (8,182) |
| Other liabilities | | - | (692) |
| Net cash (used in) provided by operating activities | | (97,346) | 108,974 |
| Cash flows from financing activities: | | | |
| Dividends paid | | - | (1,034,787) |
| Net cash used by financing activities | | - | (1,034,787) |
| Change in cash | | (97,346) | (925,813) |
| Cash at beginning of year | | 167,865 | 1,093,678 |
| Cash at end of year | $ | 70,519 | 167,865 |



*Pictured left to right:* G. Robert Bishop, Ann B. Powers, J. Albert Hale, Sr., Jerry K. Wages, B. Amrey Harden, Virginia S. Wells, Henry C. Maxey, Tom F. Wilson, Douglas D. Dickens, and Jimmy L. Christopher

**Douglas D. Dickens**
*Chairman*
*President*
*Dickens Farms, Inc.*

**Virginia S. Wells**
*Vice Chairperson*
*President & Chief Executive Officer*
*Wells & Company Realtors, Inc.*

**G. Robert Bishop**
*Retired*
*Georgia Department of Natural Resources*

**Jimmy L. Christopher**
*Certified Public Accountant*

**J. Albert Hale, Sr.**
*Owner*
*Hale's Dairy*

**B. Amrey Harden**
*President & Chief Executive Officer*
*Oconee State Bank*

**Henry C. Maxey**
*President*
*Maxey Brothers, Inc.*

**Ann B. Powers**
*Retired*
*Educator*

**Jerry K. Wages**
*Senior Executive Vice President*
*Oconee State Bank*

**Tom F. Wilson**
*Executive Vice President & Chief Loan Officer*
*Oconee State Bank*



## Main Office - Retail

Pictured left to right: Joelle Yarbrough, Dala Griffeth, Christa Thompson, Lottie Davenport, Benjerman Dyer, Marcene Marshall, Phillip Jackson, and Rebecca Soto

*Not pictured: Angie Shaw, Annette Caswell and Katherine Quarles*

## Main Office - Lending

Pictured left to right: Cathy Clark, Hal Jackson, Wayne Faglier, Tim Watson and Joan Frazier





## Bogart Branch

Pictured left to right (back row): Connie Hayes, Ashlee Heffington, John Barnes, Alan Brown, Janet Bischoff, and Alex Nevels

Pictured left to right (front row): Aimee Shelnutt, Chris Yarbrough, Sarah Kate Collins and Rhonda Crockford

*Not pictured: Shannon Gailey*



### Butler's Crossing Branch

Pictured left to right: Kevin Norris, Briana Goad, Carla Smith, Amber Smith, Julie Haydock and Nelson Pavao

### Walmart Branch

Pictured left to right: Kristy Cawthon, Holly Jackson, Haley Herl, Kerrie Loomis and Gilma Figueroa





### University Parkway - Lending

Pictured left to right: Ned Butler, Sara Story, Marianne Scott, Rob Matthews, Tom Wilson, Jarrod Prickett and Stephanie Wright



## University Parkway – Investments

Pictured left to right: Jolie Sims, Jason Hewell, Kim Carey and Kevin Brodrick

## University Parkway - Retail

Pictured left to right: Lacey Paul, Wendy Holland and Ruth Weaver





## H. Mell Wells Operations Center – Loan Operations

Pictured left to right: Nicole Yearwood, Sandi Riddling, Daisy Kenney, Felicia Huff, Kimberly Golden and Sandi Hembree

*Not pictured: Kerry McKinnon*



### H. Mell Wells Operations Center – Information Technology and Operations

Pictured left to right (front row): Tommy Adams, Brittany Haggard, Kellie Ward, Dana Gray, Haley Sullivan, Jamie McFalls and Marisa Reynolds

Pictured left to right (back row): Jennifer Rudd, Sara Brady, Herbert Adams, Thelma Seals, Dave Phlegar and Andy Wilson

*Not pictured: Tammy Cheek and Lana Turner*

### H. Mell Wells Operations Center – Personal Banking Center and Retail Banking

Pictured left to right: Rebecca Crowe, Linda Culp, Alyssa Lord, Bonnie Hayes, Deesha Hagwood, Rebekah Hammond and Cristi Donahue





### H. Mell Wells Operations Center – Finance

Pictured left to right: Erin McElroy, Wanda Odom, Amrey Harden, Jerry Wages, Diane Branch, Larry Mauldin, Steven Rogers, Elaine Meeler and Kristen Kacmar



### *H. Mell Wells Operations Center – Marketing and Education & Development*

Pictured left to right: India Landrum, Gwen Wilkes, Kristi Greer and Alaina Shriver

### *H. Mell Wells Operations Center – Human Resources*

Pictured left to right: Peggy Hardigree, Faye Seagraves and Janis Edwards



*Photography by Anne Yarbrough Photography*

**Annual Meeting**
Monday, May 3, 2010
4:30 P.M.
Oconee State Bank
H. Mell Wells Operations Center
7920 Macon Highway
Watkinsville, Georgia 30677

**Independent Registered Public Accounting Firm**
Mauldin & Jenkins, LLC
Certified Public Accountants
200 Galleria Parkway, S.E.
Suite 1700
Atlanta, Georgia 30339-5946

**Investor Relations**
Jerry K. Wages
Senior Executive Vice President
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611

**Oconee Financial Corporation**
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878
Internet: www.oconeestatebank.com

**Transfer Agent**
Oconee State Bank
7920 Macon Highway
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878

**Form 10-K**
*A copy of the Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to each shareholder without charge upon written request to:*

Jerry K. Wages
Senior Executive Vice President
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677





www.oconeestatebank.com





W
E


**Oconee Financial Corporation**
**Oconee State Bank**
Post Office Box 205 ▪ Watkinsville, Georgia 30677
706.769.6611 ▪ www.oconeestatebank.com

